Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Ensco to Acquire Pride
Dallas Employee Meeting
Dan Rabun, Chairman, President and CEO
Prepared Remarks
Good morning everyone —
Thanks for gathering on such short notice.
I hope you’ve all had a chance to review the press release we issued this morning, as well as my Memo to Employees, the Employee FAQ and Mike Wiley’s memo to Dallas employees.
This is an important day in the history of our company and if we are successful in acquiring Pride as planned, it will be a critical step in the future growth of Ensco.
Let me start by providing you with some context for our announcement.
In our long-term strategic plan, we have identified three key areas to accelerate growth and increase shareholder value:
1.	Expand our fleet to include drillships,

2.	Enter Brazil and West Africa, two of the fastest-growing markets to develop new deepwater and jackup opportunities, and

3.	Reinvest even more in our jackup fleet.

We believe we could accomplish the first two objectives without an acquisition. However, based on our experience investing in deepwater, this would take many years, while the acquisition of Pride would give us instant drillship expertise and a significant presence in Brazil and West Africa.
For those of you who are not familiar with Pride’s operations, they have five, new 6th generation drillships in service or under construction, an option for one additional rig and two 5th generation drillships. Pride also has long-established shore bases and customer relationships in Brazil and West Africa.
So strategically, the acquisition meets two of our three long-term objectives and enables us to accomplish these goals in a much quicker timeframe than a newbuild program. The acquisition also indirectly facilitates our third objective since we will have a larger balance sheet to invest in further high-grading our jackup fleet.
We also have found that Ensco and Pride share the same core values for safety, operational excellence, employee development and customer satisfaction. This was a major factor in our decision-making and it will help to facilitate the combination of our two companies.
Finally, Ensco and Pride match up extremely well in terms of our respective operations. Our rig fleets, markets, customers and expertise complement each other with minimal overlap.
As I just mentioned, Pride has expertise building and operating drillships, and has strong relationships with major customers in Brazil and West Africa. Ensco’s strengths, on the other hand, include our premium jackup and ultra-deepwater semi fleets and our leading market presence in the North Sea, Southeast Asia, North America, and the Middle East.
When you put our two companies together, I believe, we will form an even stronger company that will be even better prepared to capitalize on growth opportunities within our industry.
As many of you know, Ensco has grown over the years through acquisitions, in fact, many of you here today — came to Ensco through acquisitions.
As we have seen over the past twelve months, there has been a rise in M&A activity in our industry and scale is becoming much more important. Noble, Rowan and Seadrill all have completed acquisitions over the past year, but I believe our proposed acquisition of Pride will put Ensco in the best competitive position.
All of this is critically important to the future success of Ensco, but, I know all of you are concerned about how the acquisition will affect you personally, which is why we have gathered everyone here this morning.
As we have announced, if we receive the necessary approvals and are successful in acquiring Pride as planned, we expect to transition our operations from the Dallas office to Houston.
I know this is hard for you to hear and to accept as positive news for our company.

We did not make the decision lightly, but we cannot ignore the business realities that in choosing between locations for our combined operations — Houston is the more logical choice.
I hope you can understand that the Board, the senior management team and I believe this is the right decision going forward.
Ensco is the last offshore driller, or for that matter oil service company, with its U.S. headquarters in Dallas and most of our peers have major operations in Houston since it’s the center of the energy sector in the U.S.
Many of you will be offered positions and we will provide relocation packages to employees who will be asked to make the move to Houston.
Unfortunately, as we consolidate our two companies there will be overlapping job functions and not everyone will be offered positions in the combined company.
As noted in Mike’s memo this morning, severance packages and outplacement services will be provided to employees who are not offered positions.
Let me emphasize, we still need to secure approvals to complete the acquisition and no changes will be made until after the closing of the transaction.
Even after the closing, it will take several months to complete the transition to Houston.

As we progress with our proposed acquisition and decisions are made, we will communicate with each of you individually.
From a human resource perspective, we will evaluate positions and employees in our Dallas office compared to those at Pride. Once we have determined the go-forward organizational structure, the appropriate positions and the best candidates to fill those positions, we will update you accordingly.
While I know it will be difficult in the near term to deal with some of the uncertainty as we work through this process, I ask for your support and cooperation, and I promise that we will assist you through our relocation packages, severance programs and outplacement services.
We understand the sacrifice we are asking you and your families to make in relocating to Houston. It will not be easy, but we will be a stronger company as a result.
Now, I will ask Bill and Mike to join me and we will open it up for questions.

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended December 31, 2009, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Transaction Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC will be available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

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